UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Landmark Infrastructure Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

51508J108

(CUSIP Number)

George P. Doyle

2141 Rosecrans Avenue

Suite 2100

El Segundo, CA 90245

Telephone: (310) 598-3173

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Landmark Dividend LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,360,308
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,360,308
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,360,308
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.2%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Landmark Dividend Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,415,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,415,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,415,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS AIM Landmark Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,415,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,415,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,415,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS AIM Universal Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,415,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,415,405
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,415,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

Explanatory Note:

This Amendment No. 3 amends and supplements the Schedule 13D (the “Schedule 13D”) originally filed on behalf of (i) Landmark Dividend LLC, a Delaware limited liability company (“Landmark”), (ii) Landmark Dividend Holdings LLC, a Delaware limited liability company (“Landmark Holdings”), (iii) AIM Landmark Holdings LLC, a Delaware limited liability company (“AIM Landmark”), and (iv) AIM Universal Holdings, LLC, a Delaware limited liability company (“AIM” and, together with Landmark, Landmark Holdings and AIM Landmark, the “Reporting Persons”) with the Securities and Exchange Commission on November 25, 2015, as amended to date, relating to the Common Units of Landmark Infrastructure Partners LP (the “Issuer”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On May 15, 2021, Landmark Dividend Holdings II LLC, an affiliate of the Reporting Persons (“Holdings II”) and Digital LD Management / Non-REIT Holdings, LP (together with its affiliates, “Digital Colony”) entered into a Purchase and Sale Agreement providing for the acquisition (the “Sponsor Acquisition”) of Landmark. Upon closing of the Sponsor Acquisition, which is expected to occur in the second quarter of 2021, Digital Colony will own and control the general partner of the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Landmark is indirectly owned and managed by Landmark Holdings. Landmark Z-Unit Holdings LLC (“Landmark Z-Unit”), which owns 55,097 Common Units, is directly owned and managed by Landmark Holdings. AIM Landmark, directly and through a wholly-owned subsidiary, holds a majority of the ownership interests in Landmark Holdings and is entitled to elect the majority of the members of the board of managers of Landmark Holdings. AIM Landmark is controlled by AIM. AIM is managed by Robert B. Hellman, Jr. and Matthew P. Carbone, and voting and investment determinations with respect to the securities held by Landmark and Landmark Z-Unit are ultimately controlled by the Investment Committee of American Infrastructure Fund II, LP. Each of the foregoing persons and each member of the board of managers of Landmark Dividend Holdings LLC, disclaims beneficial ownership of such securities. Each of Landmark Holdings, AIM Landmark and AIM may be deemed to indirectly beneficially own the Common Units directly held by Landmark and Landmark Z-Unit, but disclaim beneficial ownership except to the extent of their respective pecuniary interest therein.

(a)-(b) The percent of class provided for each reporting person below is based on 25,488,992 Common outstanding as of April 29, 2021, based on the Issuer’s Quarterly Report on Form 10-Q for the three months ended March 31, 2021.

Landmark Dividend LLC

A.	Amount beneficially owned: 3,360,308 Common Units

B.	Percent of class: 13.2%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,360,308 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,360,308 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

Landmark Dividend Holdings LLC

A.	Amount beneficially owned: 3,415,405 Common Units

B.	Percent of class: 13.4%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,415,405 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,415,405 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

AIM Landmark Holdings LLC

A.	Amount beneficially owned: 3,415,405 Common Units

B.	Percent of class: 13.4%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,415,405 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,415,405 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

AIM Universal Holdings, LLC

A.	Amount beneficially owned: 3,415,405 Common Units

B.	Percent of class: 13.4%

C.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 3,415,405 Common Units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 3,415,405 Common Units

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Except as described in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Units during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2021

Landmark Dividend LLC

By:	Landmark Dividend Holdings LLC, its managing member

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

Landmark Dividend Holdings LLC

By:	/s/ Arthur P. Brazy, Jr.
Arthur P. Brazy, Jr.
Chief Executive Officer

AIM Landmark Holdings LLC

By:	AIM Universal Holdings LLC, its manager

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member

AIM Universal Holdings, LLC

By:	/s/ Matthew P. Carbone
Matthew P. Carbone
Managing Member